Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

August 28, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GATX Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letter dated July 31, 2012, addressed to Mr. Robert C. Lyons. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the year ended December 31, 2011

Consolidated Statements of Comprehensive Income, page 53

1.	In your response to our prior comment 3, you state that you believe that a reasonable allocation between the lease and maintenance components of your full-service contracts is not readily available and any attempt to force such an allocation would be arbitrary and subjective. However, for purposes of lease classification under ASC 840-10-25-43, which refers to the criteria set forth in ASC 840-10-25-1, the determination of minimum lease payments excludes that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor. Therefore, it is unclear how you determined the proper classification of your leases without making an allocation between the lease and executory cost components of your full-service contracts. Please explain. We may have further comment after reviewing your response.

The lease classification criteria of ASC 840-10-25-1(d) provide that, for a lessor, a lease should be classified as a sales-type or direct finance lease if the present value of the minimum lease payments, excluding executory costs such as insurance, maintenance, and taxes in connection with the leased property, equals or exceeds 90% of the fair value of the leased property (“the 90% test”). We initially use the full-service lease rate as a practical expedient for purposes of this test. However, because our leases are short-term in nature (typically 3-5 years), the present value of the minimum lease payments rarely equals or exceeds 90% of the fair value of the applicable asset. Therefore, it is unnecessary to perform the test with the executory costs excluded from the full-service lease rate.

Division of Corporation Finance

Securities and Exchange Commission

August 28, 2012

2.	In addition, in your response to our prior comment 3, you state your belief that a separate presentation of income from rentals and services is not applicable. Your belief appears to be based on your assertion that inclusion of executory costs in the lease contracts does not constitute a bundled arrangement of multiple elements. You support this assertion with a reference to ASC 840-10-15-19, which provides that an arrangement should be separated into (a) the lease elements, including related executory costs, and (b) the non-lease elements. However, although we agree that lease elements should be segregated from non-lease elements in accounting for multiple-element arrangements, we don’t believe this precludes a separate presentation of the rental income and service revenue components within the lease element of arrangements with your customers. We believe Rule 5-03(b)(1) of Regulation S-X requires the presentation of these different revenue components on a separate and disaggregated basis. Also, we note the disclosures on page 4 stating that you operate an extensive network of service facilities, supplemented by a number of third-party service centers, and that an aggregate of approximately 83,000 service events were performed in 2011 at GATX service facilities and third-party service centers. We believe these disclosures emphasize your ability to provide maintenance services with respect to your fleet of railcars, and the amounts shown as maintenance expense in your Statements of Comprehensive Income underscore the materiality of these maintenance activities. Accordingly, we continue to believe you should revise your financial statements to separately present income from rentals and revenues from maintenance services. Please also expand your disclosure with respect to your accounting policy for recognizing revenue on maintenance services. This expanded disclosure should, at a minimum, address (i) your methodology for allocating between the lease and maintenance components of your full-service contracts, and (ii) the fact that your method of recognizing revenue on a straight-line basis may not coincide with the performance of maintenance services.

Our extensive maintenance network is not indicative of a separate service element (with an associated revenue stream) embedded in our full-service leases. As noted in our previous response, our maintenance facilities and related resources enable us to fulfill our contractual obligations under our full service leases, which require us to provide our customers with a fully operational asset over the lease term. We utilize our maintenance network to keep our railcars in working order and in compliance with all regulatory requirements throughout their full useful lives without regard to any lessee. Railcars are very long-lived assets with useful lives in excess of 30 years while our leases are typically much shorter in duration (3-5 years). There is little or no correlation as to the timing of maintenance events, particularly major program repairs and regulatory mandates, to any particular lessee, and no amount of the monthly full service lease rate contracted with our customers is negotiated separately with respect to maintenance or any other executory costs. While we do perform an immaterial amount of maintenance services at our facilities for third parties or customers separate from our full service lease contracts, we view our maintenance network primarily as a cost of supporting our full service leasing business, not as a source or foundation for incremental revenue. Disaggregating our full service lease revenue into an arbitrary allocation among lease and maintenance elements is inconsistent with how the full service leasing market operates and how we manage the business and our portfolio of rail assets. In addition, such an allocation may create the appearance of a proximate relationship that does not, in fact, exist between this derived maintenance revenue component and the maintenance costs incurred, and implying the existence of such a relationship

Division of Corporation Finance

Securities and Exchange Commission

August 28, 2012

would be misleading to investors. This approach is also inconsistent with the way our customers view our full-service contracts, i.e., as a bundled arrangement where the maintenance clause does not have a stand-alone value but rather is integral to the lease of the railcar. Further, the terms of a full-service lease contract are negotiated together with a single objective, i.e., to provide the customer with a fully operational and well maintained railcar. For purposes of assessing the applicability of Rule 5-03(b)(1)(c-d) of Regulation S-X, our full service leases do not constitute multiple revenue producing elements. Based on this analysis, we do not believe the expanded presentation and disclosure described in the Staff’s comments is applicable or appropriate.

3.	On a related matter, in your response to our prior comment 3, you state that your executory costs (insurance, maintenance and taxes) relate to the ownership of the assets. However, in your Statements of Comprehensive Income, you exclude maintenance expense from Ownership Costs and instead present maintenance expense as a part of Other Costs and Expenses. Please explain this apparent inconsistency. In your response, please also tell us where the costs of insurance and taxes are reflected in your Statements of Comprehensive Income. If your executory costs are in fact related to the ownership of the assets, we believe it would be consistent with such fact to present these executory costs as part of the Ownership Costs shown in your Statements of Comprehensive Income. Please revise, as appropriate.

The expenses we report as Ownership Costs are not intended to be representative of all costs associated with operating our railcar assets. For internal management purposes, we differentiate costs that reflect an indication of capital employed or costs to acquire an asset (e.g., depreciation, interest, operating lease expense) from costs that are more operational in nature (e.g., insurance, taxes, maintenance and other expenses). Our financial reporting reflects this distinction along these functional lines by classifying costs in two categories: Ownership Costs (depreciation, interest and operating lease expense) and Other Costs and Expenses (insurance, taxes, maintenance and other expenses). We apply this reporting presentation to each of our business segments on a consistent basis.

Consolidated Statements of Comprehensive Income, page 5

4.

We note from your response to our prior comment 4 that you continue to believe your current presentation of share of affiliate earnings on your statements of comprehensive income is appropriate. However, we continue to believe that there are substantial dissimilarities between your joint venture affiliates in your Portfolio Management segment and your core business. In this regard, we note from your disclosures on page 2 that you lease, operate, manage and remarket long-lived, widely used assets primarily in the rail and marine markets, and that you also invest in joint ventures that complement existing business activities. With respect to the activities of your affiliated companies included in the Portfolio Management segment, which include (i) aircraft spare engine leasing, (ii) liquid bulk shipping and transporting of petrochemical gases, crude oil and liquefied natural gas, and (iii) gas compression equipment leasing, we continue to believe that these businesses are substantially dissimilar to your core business. In this regard, we note your disclosure on page 7, which indicates that the Portfolio Management segment invests in joint ventures to expand presence in key markets, expand geographically and to diversify risks. Due to this diversification of risks and also the dissimilarities of the industries involved, your circumstances do not appear to justify a classification different than the Rule 5-02(b)(12) of

Division of Corporation Finance

Securities and Exchange Commission

August 28, 2012

Regulation S-X position. As such, we believe that your share of affiliate earnings, as it relates to the affiliates in the Portfolio Management segment, should be reclassified to be presented after income tax expense and before net income. Please revise your Statements of Comprehensive Income accordingly.

The Staff has noted that our affiliate assets, which consist of spare aircraft engines, chemical parcel tankers, handy-size dry bulk vessels, LPG/ethylene/LNG vessels, and gas compression equipment, are substantially dissimilar to the assets owned and managed in the Portfolio Management segment. However, our owned and managed assets within Portfolio Management include chemical parcel tankers, containers, inland marine barges, biofuel equipment, gas compression equipment, buses, and refrigerated trailers. As discussed in our prior response, the Portfolio Management segment is, by design, a collection of diversified investments by both asset type and industry served, including wholly-owned and affiliate assets. While these asset types individually serve many different industries, they all share a common underlying attribute in that they are all long-lived, widely used assets. Further, we manage all of these assets together as a portfolio of diversified investments. We believe that the inclusion of affiliates’ earnings in the Portfolio Management segment and our current presentation of reporting such amounts on a pre-tax basis within the Income section of the Statement of Comprehensive Income reflects the significance of our affiliates’ contribution to GATX’s overall performance and is consistent with the way we view and manage the business. We also believe this approach provides meaningful transparency for our investors. In addition, we note that the majority of our affiliates are flow-through entities for income tax purposes; as a result, the tax attributes and resulting tax liabilities with respect to those entities are reflected in GATX’s tax returns rather than at the affiliate level. Accordingly, reporting affiliates’ earnings on a pre-tax basis is more reflective of the underlying economics associated with these investments. Therefore, we believe that our current reporting methodology is consistent with the exception provided in Rules 5-03(b)(12) and 4-01(a) of Regulation S-X, which allows alternative presentations of affiliates’ earnings if justified by the circumstances and results in a presentation that best indicates the significance and character of the relevant operations.

5.

We note from your response to our prior comment 5 that you continue to believe that the presentation of gains realized on asset sales within revenues is appropriate, and you refer to the guidance in FASB Concepts Statement No. 6 as a source of support for your position. However, we note that paragraph 79 of FASB Concept Statement No. 6 indicates that revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations. By contrast, paragraph 82 indicates that gains are increases in equity (net assets) from peripheral or incidental transactions of an entity. Since the majority of your revenue is generated by the leasing of rail and marine assets, and the income generated by the sale of previously-leased assets is significantly lesser in amount, we believe that gains on the sale of these previously-leased assets would not represent the major or central operations of your business because such gains are peripheral or incidental to your core operations from a financial statement perspective. It should also be noted that, in paragraph 85 of FASB Concept Statement 6, dispositions of used equipment is cited as an example of a gain or loss that is the net result of comparing the proceeds and sacrifices (costs) in peripheral or incidental transactions with other entities. In addition, in the last paragraph of your response to our prior comment 5, you indicate that an immaterial amount of assets met the held for sale criteria as of your balance sheet dates. This appears to further support the notion that sales of previously-leased assets are peripheral or incidental to your core business. While we concur that a distinction between revenues and gains and between expenses and losses depend on the

Division of Corporation Finance

Securities and Exchange Commission

August 28, 2012

nature of the entity, we continue to believe that it would be inappropriate to recognize two different revenue streams (i.e. leasing of asset and sale of asset) from the same asset. We further continue to believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. In the absence of specific accounting literature that clearly supports your current presentation, we believe you should revise your financial statements.

As we noted in our prior response, our remarking income is the result of meaningful business efforts as we devote significant resources to actively manage our railcar fleet and portfolio investments, regularly performing “buy, hold or sell” analysis with respect to our assets. We have a senior manager dedicated full-time to overseeing these activities and directing ongoing action plans at Rail and Portfolio Management, which include constant monitoring of our fleet and portfolio performance as well as the activity taking place in the secondary markets for such assets. These efforts represent distinct and significant revenue producing activities that are central to the GATX business model. While, in many cases, we may lease an asset for all or a substantial portion of its useful life, in other cases, we may determine that the best return can be obtained by selling the asset prior to the end of its useful life, in essence “realizing” the potential future cash flows through a current sale. Further, remarketing income can be differentiated from the scrapping gains noted in the Staff’s comment No. 6, which we agree are peripheral or incidental. There is no minimum threshold of income required for an active business activity to constitute revenues as opposed to being classified as gains. In addition, we present our leased assets as operating assets on the balance sheet, further supporting our classification of these gains as operating revenue rather than incidental activity as discussed in paragraphs 86-88 in FASB Concept Statement 6. Along similar lines of reasoning, we believe the example from paragraph 79 of Concept Statement No. 6 was provided in the context of equipment used as a means of production, rather than equipment that is managed, leased, and traded to earn a return. Finally, some level of remarketing income is anticipated by investors each year and it is a noteworthy item in our earnings releases and analysts calls. Accordingly, we continue to believe our inclusion of these remarketing gains as revenue is appropriate and that we have followed the fundamental principles outlined in FASB Concept Statement 6, including the explicit acknowledgment that certain gains may be revenues for some issuers, based on how our business operates. The Staff cites a lack of material amounts classified as assets held for sale as of our balance sheet dates as further evidence that such gains are peripheral or incidental. However, the balance sheet classification of held for sale is a function of meeting the specific criteria set forth in ASC 360 and that guidance provides no distinction with respect to how the ultimate gain or loss is reported. As a result of the remarketing activities discussed above, at any given balance sheet date, GATX may be in the process of evaluating opportunities to sell material amounts of assets, however, these assets may not qualify as held for sale because the criteria required for such assets to be classified as held for sale have not been met. Accordingly, we do not believe that the lack of material amounts classified as held for sale assets is relevant in assessing whether the ultimate gain or loss from remarketing income should be classified as revenue.

Consolidated Statements of Cash Flows, page 54

6.	We note from your response to our prior comment 7 that scrapping gains, which result from the disposal of railcars at the end of their useful lives, are included in Other Income, a component of revenue, on your Statements of Comprehensive Income. As discussed in our previous comment shown above, we believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. Please revise your financial statements accordingly.

Division of Corporation Finance

Securities and Exchange Commission

August 28, 2012

We agree that, in contrast to our remarketing income, amounts reported as scrapping gains are peripheral or incidental transactions of GATX and do not constitute revenues. Accordingly, we will exclude scrapping gains from revenue in future filings and make the necessary reclassification entries to prior period amounts to present our financial statements on a consistent basis. Due to the immaterial nature of these amounts, we do not believe restating prior period financial statements for this item is necessary.

Note 5. Leases, page 62

7.	In footnote (a) to your lease obligations table setting forth the future minimum lease payments due under your recourse operating leases, you indicate that minimum rental payments do not include the costs of licenses, taxes, insurance and maintenance, for which GATX is required to pay. Please add similar footnote disclosure to the table on page 63 that sets forth the amounts of your minimum future lease receipts to clarify whether or not such amounts include that portion of the lease receipts representing executory costs such as insurance, maintenance and taxes to be paid by you with respect to the full-service leases with your customers. The aggregate amount of any lease receipts representing these executory costs should also be separately disclosed in the footnote.

In future filings, we will revise our footnote presentation to clarify that, in the case of our future full service lease receipts, such amounts include executory costs. However, consistent with our position that the income earned from our full service leases is not comprised of separate elements, disclosure of the aggregate amounts representing these executory costs is not applicable.

Note 23. Financial Data of Business Segments, page 92

8.	We note from your response to our prior comment 9 that you do not believe that any of your affiliate investments meet the definition of an operating segment because the CODM does not regularly review detailed operating results of those entities for purposes of making resource allocations, such as making additional investments in the investee, evaluating financial performance, or assessing whether to retain the investor-investee relationship. Please tell us if management receives any other detailed financial information or financial statements from your equity-method affiliates other than the summarized financial data that you disclose in Note 6, Investments in Affiliates. Your response should detail the nature of any financial information you receive from these affiliated companies.

In addition, please tell us in detail how the CODM uses the earnings from affiliates in his segment analysis and review (e.g., why are the earnings from affiliates included in the reports reviewed by the CODM?). Also, please tell us if and when a review of affiliate investments is done for purposes of making resource allocations, such as making additional investments in the investee, evaluating financial performance, or assessing whether to retain the investor-investee relationship. Please also identify the position of the employee who performs this review. Additionally, please identity the position of any of your employees who serve on the board of directors (or, with respect to partnerships, the management committee) of each of your affiliates. Finally, as previously requested, please provide us with all of the reports provided to the CODM in 2011 for segment reporting purposes.

Division of Corporation Finance

Securities and Exchange Commission

August 28, 2012

Each affiliate sends GATX a monthly reporting package (or quarterly in the case of one affiliate) that differ in terms of format and content depending on the particular affiliate. Generally, these report packages include a monthly (and year to date) income statement and balance sheet as well as high-level variance analyses for comparisons to the current year budget and prior year results. Supplemental commentary may also be included to highlight significant matters that may have occurred during the month. Additionally, each affiliate provides GATX with audited financial statements on an annual basis. The foregoing information is routed to the GATX manager responsible for overseeing the applicable affiliate, who may be the segment manager or another GATX manager within the applicable segment. This information is not provided to, or otherwise reviewed by, GATX’s CODM, whom we have determined to be GATX’s President and Chief Executive Officer.

For internal reporting purposes, GATX prepares Monthly and Quarterly Operating Reports for each of the Company’s business segments (Rail, ASC and Portfolio Management). These reports are provided to senior management, including the CODM, and include segment financial statements and various other performance metrics and segment operating information. Affiliates’ earnings are included in segment profit, as applicable, and therefore, affiliates’ results are included as part of the overall evaluation of GATX’s segment financial performance by the CODM. However, while the segment manager regularly reviews the performance of all of his or her affiliate investments in detail, the CODM is not involved in any review at that level. Reviews of affiliate investments for purposes of making decisions regarding GATX resource allocations, including additional investments or changes in the investor-investee relationship, are generally initiated by the segment manager; however, ultimate decisions are subject to the approval of GATX’s Investment Committee, which is comprised of several members of senior management, including the CODM. The Investment Committee, which acts pursuant to delegated authority granted by GATX’s Board of Directors, reviews and approves all investment (and disposition) decisions in excess of certain dollar thresholds, including those affecting GATX’s investments in affiliates. The Investment Committee meets on an as-needed basis to consider affiliate matters (e.g., additional investments, dispositions) upon the recommendation of the manager responsible for such affiliate; the Committee does not conduct any regular reviews of affiliate financial and operational performance as this type of review and analysis is performed by the GATX managers responsible for each affiliate.

The CODM also participates in a quarterly segment review that includes presentations made by the segment managers and various other managers, however, the quarterly review is a general overview of segment performance and does not include disaggregated financial information for the various affiliates. The CODM does not serve as a director or in any equivalent positions on the governing boards of any of our affiliates; those positions are filled by the segment manager, GATX’s Chief Financial Officer or other members of management. Based on the content of the information provided and reviewed, and more importantly, the role and involvement of the CODM with respect to our affiliate investments, we do not believe any of our affiliate investments meets the definition of an operating segment.

Finally, in accordance with your request and pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we will supplementally provide the Staff with copies of the segment reports that were provided to the CODM during the fourth quarter of 2011, which are representative of the information furnished to the CODM each quarter. We hereby respectfully request that these reports be returned to GATX upon our request, consistent with the requirements of Rule 12b-4. We will separately request confidential treatment for these reports pursuant to Rule 83 of the Rules of the Securities and Exchange Commission, 17 CFR 200.83.

Division of Corporation Finance

Securities and Exchange Commission

August 28, 2012

**********

In responding to the Division’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/S/ Peter J. Falconer
Peter J. Falconer
Associate General Counsel,
Corporate Securities